October 12, 2007

VIA EDGAR AND BY HAND

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 7010

Washington, D.C. 20549-7010

RE:	Och-Ziff Capital Management Group LLC
Registration Statement on Form S-1 (File No. 333-144256)
Supplemental Information

Dear Mr. Schoeffler:

On behalf of Och-Ziff Capital Management Group LLC, a Delaware limited liability company (the “Company”), we hereby submit supplemental information relating to the above-referenced Registration Statement, as initially filed with the Securities and Exchange Commission (the “Commission”) on July 2, 2007, as further amended through the date hereof (the “Registration Statement”). The supplemental information is provided in response to comments of the Staff of the Commission (the “Staff”) set forth in the Staff’s letters to the Company dated July 30, 2007 and September 10, 2007 with respect to the provision of valuation information relating to the Company’s status under the Investment Company Act of 1940 (the “Investment Company Act”). Capitalized terms used and not defined herein have the meanings given in the Registration Statement.

The Company supplementally informs you that it retained Duff & Phelps Corporation as a third-party valuation agent to assist the Board of Directors of the Company in connection with determining its status under the Investment Company Act. The valuation agent has completed its work. The Board of Directors of the Company determined on October 12, 2007, after considering the advice of the valuation agent and the recommendation of management, that assets that are not investment securities (i.e., “good assets”) comprise 69% of the total assets of OZ Management, 89% of the total assets of OZ Advisors I and 100% of the total assets of OZ Advisors II, which are the same percentages as those determined by the valuation agent. In each case, the determination was made in accordance with the requirements of Sections 3(a)(1)(C), 3(a)(2) and 2(a)(41) of the Investment Company Act. In this regard, the Company included in “good assets” the value of (i) general partner interests in funds that it manages, including the incentive income associated with those interests, and (ii) the related investment advisory agreements associated with such funds. For your information, no general partner interest represents an investment of more than 5% of the total interests in any fund managed by the Company, except for two funds in which the general partner interest represents a substantial interest in each such

Securities and Exchange Commission

October 12, 2007

fund. In these two instances the general partner interests were treated as investment securities. The Company further informs you that the Company excluded from “good assets” and from “investment securities” investment advisory contracts with funds (and separately managed accounts) where the Company was not also the general partner, as well as any cash, cash equivalents and U.S. government securities that the Company owns. In addition, the Company included in “investment securities” any limited partner interests that it owns in funds that it manages, as well as any securities that it owns that were issued by third parties (other than U.S. government securities).

Because each of OZ Management, OZ Advisors I and OZ Advisors II passes the 40% test set forth in Section 3(a)(1)(C) and because Och-Ziff Corp and Och-Ziff Holding own no other material assets, each of Och-Ziff Corp and Och- Ziff Holding passes the 40% test. In turn, the Company passes the 40% test set forth in Section 3(a)(1)(C) because it owns no material assets other than its interest in Och-Ziff Corp and Och-Ziff Holding. Based on this information and the information previously provided to you, the Company has concluded that it is not an “investment company” as defined in the Investment Company Act.

*    *    *    *    *    *

Please telephone the undersigned at (212) 735-2950 if you have any questions or need any additional information.

Very truly yours,

/s/ Jennifer A. Bensch
Jennifer A. Bensch

cc:	Securities and Exchange Commission
Pamela Long
Andrew Schoeffler
Patricia Armelin
Anne McConnell

Och-Ziff Capital Management Group LLC
Joel M. Frank
Jeffrey C. Blockinger

Sullivan & Cromwell LLP
Jay Clayton
Glen T. Schleyer